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04015886

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR - 1 2004

SEC FILE NUMBER
8-52230

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 ENDING December 31, 2003

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investprivate, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Fifth Avenue, 54th Floor
(No. and Street)

New York	NY	10110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Geraghty 212-739-7700
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – if individual, state last, first, middle name)

10 Cutter Mill Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE
- ✖ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (3-91)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

PS 3/26

OATH OR AFFIRMATION

I, Donald Geraghty swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Investprivate, Inc., as of

December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Donald Geraghty
Signature

SVP Director of Compliance
Title

Jenelle H. Scarbrough
Notary Public

JENELLE H. SCARBROUGH
Notary Public, State of New York
No. 41-4979472
Qualified in Nassau County
Commission Expires March 25, 2007
2/27/04

This Report ** contains (check all applicable boxes):

- ✖ (a) Facing Page
- ✖ (b) Statement of Financial Condition.
- ✖ (c) Statement of Income (Loss)
- ✖ (d) Statement of Changes in Cash Flows.
- ✖ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✖ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ✖ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ✖ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✖ (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INVESTPRIVATE, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2003

Lilling & Company LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Investprivate, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Investprivate, Inc. as of December 31, 2003 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investprivate, Inc. at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in note 5 to financial statements, the Company, its corporate parent and one of its corporate affiliates, and certain of their officers and employees, were at various times in 2003 identified as the subject (or potential subject) of examinations and investigations being conducted by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and have also received subpoenas from the New York District Attorney's Office. One or more of these matters may result in civil, regulatory or criminal proceedings which could result in sanctions against the Company and/or its officers and employees. The Company and its corporate affiliates are defending these matters vigorously and the ultimate outcome cannot be determined at the present time. No adjustment has been made to the accompanying financial statements in regard to these matters.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS

February 24, 2004

INVESTPRIVATE, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	222,262
Due from clearing broker		615,253
Advances and loans to employees		140,633
Furniture and equipment, net		195,391
Intangible assets, net		116,567
Other assets		302,719
	$	1,592,825

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	569,258

Stockholders' equity

Common stock, $.01 par value; 1000 shares authorized; 100 shares issued and outstanding	$	1
Paid in capital		3,350,985
Retained earnings (deficit)		(2,327,419)
		1,023,567
	$	1,592,825

See notes to financial statements

INVESTPRIVATE, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUES	
Commissions	$ 6,541,884
Private placements	417,024
Interest and other income	273,042
	7,231,950
EXPENSES	
Salaries and payroll costs	517,944
Commissions and clearing costs	4,324,175
Communciations	257,613
Professional fees	1,075,096
Depreciation and amortization	208,695
Other expenses	1,458,090
	7,841,613
NET LOSS	$ (609,663)

See notes to financial statements

INVESTPRIVATE, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities	
Net loss	$ (609,663)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	208,695
Increase in due from clearing broker	(394,714)
Decrease in advances to employees	186,170
Increase in other assets	(55,762)
Increase in accounts payable and accrued expenses	356,958
Total adjustments	301,347
Net cash used in operating activities	(308,316)
Cash flows from investing activities	
Purchase of furniture and fixtures	(17,937)
Purchase of intangible assets	(9,750)
Net cash used in investing activities	(27,687)
Cash flows from financing activities	
Capital contributions	354,920
Net cash provided by financing activities	354,920
NET INCREASE IN CASH	18,917
CASH - BEGINNING	203,345
CASH - END	$ 222,262
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ 6,874
Income taxes	$ 12,790

See notes to financial statements

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2003

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balance - beginning	$ 1	$ 2,996,065	$ (1,717,756)	$ 1,278,310
Capital contributions	-	354,920	-	354,920
Net loss	-	-	(609,663)	$ (609,663)
Balance - end	$ 1	$ 3,350,985	$ (2,327,419)	$ 1,023,567

See notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Investprivate, Inc. (the "Company") is a registered broker-dealer and clears its securities transactions on a fully disclosed basis with another broker-dealer. The Company provides investment banking, asset management, brokerage securities trading, advisory and other financial services to customers. There were no liabilities subordinated to the claims of creditors during the period ended December 31, 2003.

The Company is a wholly owned subsidiary of Diversified Biotech Holdings Corp. ("Parent").

Securities Transactions and Commissions

Securities transactions are recorded on a settlement date basis. Commissions and related clearing charges are recorded on a settlement date basis as securities transactions occur. There are no material differences between trade date and settlement date basis.

Advances to Employees

Advances to employees represent advances to employees at employment commencement and short-term loans. The advances are expensed over the term of the contract, net of an discount for impairment.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is recorded on accelerated and straight-line methods over the estimated useful life of the related assets, five to seven years.

Intangible Assets

Intangible assets are recorded at cost. Amortization is recorded on the straight-line method over the its estimated useful life of the related assets, three to ten years.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-acquisition and financial restructuring advisory services. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Significant Credit Risk and Estimates

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm, Fiserv Securities, Inc.

The Company is located in New York City, New York and its customers are primarily located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following:

Equipment	$ 219,198
Furniture and fixtures	121,300
	340,499
Accumulated depreciation	145,108
	$ 195,391

Depreciation expense was $ 58,477 for the year ended December 31, 2003.

3. INTANGIBLE ASSETS

Intangible assets consist of the following:

Website development costs	$ 423,671
Leasehold improvements	70,954
	494,625
Accumulated amortization	378,058
	$ 116,567

Amortization expense was $150,218 for the year ended December 31, 2003.

4. RELATED PARTIES

On August 1, 2003, the Company entered into agreement with its corporate Parent to pay its Parent a monthly sum based on estimated usage to cover office space, support staff and other operating expenses. Included in other operating expenses is approximately $332,000 paid to its Parent.

On April 1, 2003, the Company entered into an agreement with its affiliate, InvestBio, Inc ("InvestBio"), related through common ownership, to pay for the use of InvestBio's research materials and expertise. Included in other operating expenses is approximately $244,000 paid to InvestBio.

Included in other assets is approximately $225,000 due from the Company's Parent which is due on demand without interest. Included in other assets and other liabilities is approximately $1,500 and $15,000 receivable from and payable to InvestBio which are due on demand without interest.

5. COMMITMENTS

Litigation and Regulatory Matters

Following an examination of the Company, the NASD, the regulatory body that has primary jurisdiction over the Company, has informed us that it has made a preliminary determination to recommend that disciplinary action be brought against The Company and three of the Company's or its Parent's officers. The Company has been informed that possible charges shall include that its Parent's securities and its affiliate's securities were sold to investors based on false and misleading representations, that private placements of such securities were conducted in violation of the Securities Act of 1933, as amended, that there were several failures to comply with the NASD's reporting requirements relating to disciplinary and other matters, that the Company operated in violation of its net capital requirement on three separate days in 2001, and other matters. At the present time, the Company, and the named individuals are evaluating the possible charges and determining how to respond thereto. A partial response to certain of the potential charges was filed with the NASD in December 2003. Other possible responses include contesting the charges and negotiating a settlement.

In August 2003, the Securities and Exchange Commission commenced a formal investigation regarding the Company, its Parent and its affiliates. Several subpoenas were issued and those entities, as well as various other persons and entities, have produced a substantial quantity of documents. The SEC has also subpoenaed several individuals to provide testimony, a process, which is ongoing. At the present time, no charges or violations of securities laws and regulations have been alleged or brought, and it is not known if such charges will be brought against the Company, its parent or its affiliates, and/or their current or former employees.

In November 2003, the Company, its Parent and its affiliates were served with subpoenas issued by the District Attorney's Office of New York County. These subpoenas seek the production of documents relating to (1) the private placement of securities either handled by the Company or involving the sale of securities issued by its Parent or its affiliates, (2) research reports and related materials disseminated to actual or prospective customers or others, and (3) records relating to compensation paid to persons associated with the research department of either the Company or its affiliates. At the present time, no charges or violations of securities or other laws have been alleged or brought, and it is not known if such charges will be brought against the Company, other its affiliated entities, and/or their current or former employees.

The Company is currently named as a respondent in two NASD arbitrations and as a defendant in one New York State Supreme Court proceeding, actions that were brought by customers for loss of investments and damages. The Company is also named in one additional arbitration filed by a former employee. In that arbitration, the Company asserted counterclaims for damages based principally on unpaid loans made to the employee. At this time, legal counsel is not able to form an opinion about the likely outcome of these cases. Management plans to defend these cases aggressively and has not made any provisions for losses at this time in the accompanying financial statements.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for a first year broker dealer (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $268,257, which was $168,257 above its required net capital of $100,00. The Company had a percentage of aggregate indebtedness to net capital of approximately 212% as of December 31, 2003.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2003

NET CAPITAL	
Stockholder's equity	$ 1,023,567
Deductions	
Non-allowable assets	755,310
NET CAPITAL	$ 268,257
AGGREGATE INDEBTEDNESS	$ 569,258
MINIMUM NET CAPITAL REQUIRED	$ 100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 168,257
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	212%

Note:

There were no material differences between the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17a-5 as of December 31, 2003.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

Lilling & Company LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Investprivate, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Investprivate, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Zilling & Company

CERTIFIED PUBLIC ACCOUNTANTS

February 24, 2004